UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On December 18, 2003, Husky Energy Inc. announced its capital expenditure program and production guidance for 2004. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal &
                                        Corporate Secretary


Date:    December 19, 2003

                                                                       EXHIBIT A
                                                                       ---------



HUSKY ENERGY

News Release

                                                               December 18, 2003


                HUSKY ENERGY ANNOUNCES 2004 CAPITAL EXPENDITURES
                             AND PRODUCTION GUIDANCE

Calgary, Alberta - Husky Energy Inc. announced today a capital expenditure program of $2.1 billion for 2004.

"Our planned 2004 capital expenditures reflect the continued exploitation of our Western Canadian basin assets, progress on the White Rose oil field development and exploration activity in the South China Sea and East China Sea," said Mr. John C.S. Lau, President & Chief Executive Officer.

The 2004 capital expenditure program is currently allocated as follows:

         ($millions)                               Guidance   Forecast 2003     Guidance
                                                       2003                         2004
                                                ------------ --------------- ------------
         Upstream
            Western Canada                             $870            $925       $1,000
            Western Canada Exploration                  170             150          150
            East Coast                                  560             560          585
            International                                55              30           65
                                                ------------ --------------- ------------
                                                      1,655           1,665        1,800
         Midstream                                      100              60          100
         Refined Products                                60              60          150
         Corporate                                       25              25           30
                                                ------------ --------------- ------------
                                                     $1,840          $1,810       $2,080
                                                ============ =============== ============

Husky plans to invest $1.8 billion in its upstream assets in 2004, including $1.15 billion in Western Canada. Activity in Western Canada will focus on natural gas exploration in the British Columbia and Alberta foothills, northeastern British Columbia and northwestern Alberta, and oil exploration in the Central Mackenzie area of the Northwest Territories.

The 2004 East Coast expenditures of $585 million include the construction of the White Rose Floating Production, Storage and Offloading vessel, and drilling of the East Coast development wells for Terra Nova and White Rose projects. In addition, one offshore exploration well is planned to be drilled in the South Whale Basin, located approximately 350 kilometers south of St. John's, Newfoundland.

In the year 2004, international expenditures of $65 million include the planned drilling of at least two exploration wells and additional seismic programs in the South China Sea and East China Sea as well as three development wells at Wenchang.


--------------------------------------------------------------------------------
707 8th Avenue S.W.,  Box 6525, Station D, Calgary, Alberta T2P 3G7
                                                                  (403) 298-6111

Capital expenditures in the midstream segment are planned at $100 million in 2004 primarily for debottlenecking initiatives at the Lloydminster Upgrader.

For the year 2004 production guidance, Husky estimates production of 320 to 350 thousand barrels of oil equivalent per day. Light oil and natural gas liquids
(NGLs) production is estimated at 67 to 76 thousand barrels per day, medium oil is estimated at 35 to 40 thousand barrels per day, heavy oil production is estimated at 105 to 115 thousand barrels per day, and natural gas production is estimated at 670 to 710 million cubic feet per day.

Husky Energy is a Canadian-based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES, DRILLING RESULTS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Colin Luciuk                                  Rocco Ciancio
Manager, Investor Relations                   Manager, Corporate Communications
Husky Energy Inc.                             Husky Energy Inc.
(403) 750-4938                                (403) 298-7088